

August 17, 2010

Theodore R. Sanders
Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

      Re: **U.S. Auto Parts Network, Inc.**
                    Form 10-K for Fiscal Year Ended January 2, 2010
                    Filed March 15, 2010
                    Definitive Proxy Statement on Schedule 14A
                    Filed April 6, 2010
                    File No. 001-33264

Dear Mr. Sanders:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          H. Christopher Owings
                          Assistant Director